April 14, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	Sirius XM Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 4, 2014

File No. 001-34295

Dear Mr. Spirgel:

We are writing to respond to your comment letter, dated April 7, 2014, relating to the Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) of Sirius XM Holdings Inc. (“we,” “our,” or the “Company”) filed on February 4, 2014. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012, and 2011

Financial Statements

1.	We note that the consolidated financial statements of Sirius XM Holdings Inc. retroactively reflect the November 15, 2013 corporate reorganization. As it appears as though these consolidated financial statements of Sirius XM Holdings Inc. were filed to comply with Rules 3-01(a) and 3-02(a) of Regulation S-X, tell us why you have included the consolidated financial statements of Sirius XM Radio, Inc. in this document.

Response:

Prior to the November 15, 2013 corporate reorganization, Sirius XM Radio Inc. was a registrant pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Consequently, certain of Sirius XM Radio Inc.’s debt holders referred to below invested in Sirius XM Radio Inc. at a time when it was a reporting company, and have benefitted from its public disclosure in SEC filings, which included

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission	2	April 14, 2014

its consolidated financial statements. Consistent with the approach taken by other registrants with securities held at both the parent and subsidiary levels that file joint Exchange Act reports, Sirius XM Holdings Inc. has continued to include the consolidated financial statements of Sirius XM Radio Inc. for the benefit of the investors in Sirius XM Radio Inc.

Additionally, we included the consolidated financial statements of Sirius XM Radio Inc. in the Form 10-K in order to comply with the reporting obligations in the indentures governing Sirius XM Radio Inc.’s 7% Exchangeable Senior Subordinated Notes due 2014, 4.25% Senior Notes due 2020, 5.875% Senior Notes due 2020, 5.75% Senior Notes due 2021, 5.25% Senior Notes due 2022 and 4.625% Senior Notes due 2023.

We believe that this approach provides additional transparency to our debt holders and complies with the covenants contained in the indentures.

Report of Independent Registered Public Accounting Firm on the Sirius XM Radio Inc. Financial Statements, page F-4

2.	Referencing Auditor’s Responsibility in the third paragraph of their report, please tell us why the auditors have limited their responsibility to the auditing standards of the Public Company Accounting Oversight Board (PCAOB). We note they reference ‘standards of the Public Company Accounting Oversight Board’ in their auditor’s report on the financial statements of Sirius XM Holdings Inc. on page F-2.

Response:

Since Sirius XM Radio Inc. is not an issuer, as defined, the PCAOB professional standards (which, as noted in Auditing Standard No. 1, includes auditing and related professional practice standards) are not applicable to it. Nevertheless, the independent auditors of Sirius XM Radio Inc. were engaged to perform its audit in accordance with U.S. generally accepted auditing standards and the auditing standards of the PCAOB. As a result, the auditors reported on the consolidated financial statements in accordance with AICPA AU-C 700, Forming an Opinion and Reporting on Financial Statements, and made reference to both sets of auditing standards (i.e., U.S. generally accepted auditing standards and PCAOB auditing standards) under which the audit was performed.

Combined Notes to the Consolidated Financial Statements

Note 11. Related Party Transactions, Share Repurchase Agreement with Liberty Media,

pages F-28 and F-29

Note 14. Stockholders’ Equity, Stock Repurchase Program, page F-35

3.	We note you entered into a share repurchase agreement with Liberty Media on October 9, 2013 to repurchase $500 million of your common shares held by them with the

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission	3	April 14, 2014

payments due in installments subject to terms of the contract. In light of the fact that Liberty Media is a related party, please enhance your disclosures to provide greater transparency to investors regarding the accounting for this transaction including why changes in the underlying fair value of Holdings’ common stock under this contract impact your earnings.

Response:

The terms of the share repurchase agreement provide for the payment of certain fixed amounts, provided certain conditions are met, in exchange for shares of the Company. As a result, the agreement is a conditional obligation to repurchase shares in exchange for cash which is within the scope of ASC 480, Distinguishing Liabilities from Equity. Therefore, the share repurchase agreement is a liability, and at each quarter end will be marked to fair value with any gain or loss recorded to the income statement.

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, we will expand our disclosure to include:

“There were certain terms in the forward purchase contract that could cause the obligation not to be fulfilled. As a result, the instrument is a liability and is marked to fair value with any gain or loss recorded to the income statement.”

Note 13 Debt, page F-33

4.	We note that you carry your 7% Exchangeable Senior Subordinated Notes due 2014 at amortized cost in the balance sheet of Sirius XM Holdings Inc. As the November 15, 2013 corporate reorganization appears to have been, in substance, a change in capital structure, tell us why you carry these exchangeable notes at fair value in the consolidated balance sheet of Sirius XM Radio Inc. Tell us why you have recognized the $466.8 million change in the fair value of these exchangeable notes in the results of Sirius XM Radio Inc.

Response:

The creation of Sirius XM Holdings Inc. resulted in a change in our capital structure. Each share of common stock of Sirius XM Radio Inc. issued and outstanding immediately prior to the effective time of the reorganization was cancelled and extinguished and converted automatically into a share of common stock of Sirius XM Holdings Inc. All of our outstanding debt, including the 7% Exchangeable Senior Subordinated Notes due 2014, remain an obligation of Sirius XM Radio Inc.

As a result of the reorganization, the 7% Exchangeable Senior Subordinated Notes due 2014 are now exchangeable into the common stock of Sirius XM Holdings Inc. Due to this significant change in the accounting structure of the Notes, the Company believes

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission	4	April 14, 2014

there is a new accounting basis to the Notes in the stand-alone financial statements, and therefore, the stand-alone financial statements reflect the fair value of the entire instrument and any change in the fair value will be recorded in the results of operations in the stand-alone financial statements of Sirius XM Radio Inc. and eliminated in the Sirius XM Holdings Inc.’s consolidated financial statements.

Note 16, Commitments and Contingencies

Legal Proceedings, page F-41

5.	For State Consumer Investigations, please tell us and disclose the likelihood of potential loss, and whether it would have a material adverse impact on your business, financial condition, results of operations, and cash flows per ASC 450.

Response:

The Company believes that these investigations, including any possible settlement, will likely not have a material adverse effect on our business, financial condition or results of operations. Management remains of the opinion that an immaterial settlement is probable and have appropriately accrued for the exposure.

In our future filings, we will expand our disclosure in the footnote to say:

“In our opinion, the result of this investigation, including a possible settlement, will likely not have a material adverse effect on our business, financial condition or results of operations.”

*            *             *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission	5	April 14, 2014

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,

/s/ David J. Frear

David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission

Robert Shapiro, Staff Accountant

Joseph M. Kempf, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief